Exhibit 99.2

STANDBY EQUITY PURCHASE AGREEMENT

THIS STANDBY EQUITY PURCHASE AGREEMENT (this “Agreement”) dated as of 25 August 2025 is made by and between the investors listed on Schedule A attached hereto (collectively, the “Investors” and each individually, an “Investor”), and Rectitude Holdings Ltd., a Cayman Islands Company (the “Company”).

RECITALS

WHEREAS, the Ordinary Shares of the Company, par value US$0.001 per share (the “Ordinary Shares”) will be registered for public trading;

WHEREAS, the parties desire that, upon the terms and subject to the conditions contained herein, the Company shall have the right to sell and issue to the Investors, from time to time as provided herein, and the Investors shall purchase, such number of Ordinary Shares determined in accordance with this Agreement, for an aggregate purchase price of up to $32,625,000;

WHEREAS, certain of the Investors listed on Schedule A are acting as consultants to the Company in connection with this transaction and related strategic initiatives, including the development of the Company’s cryptocurrency and digital asset reserve strategy (the “Consultant Investors”), as more particularly described on Schedule A.

WHEREAS, the offer and sale of the Ordinary Shares issuable hereunder will be made pursuant to an effective registration statement on Form F-1 under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”);

WHEREAS, this Agreement is contingent upon the Company filing and having declared effective by the Securities and Exchange Commission a registration statement on Form F-1 registering the shares of Ordinary Shares issuable hereunder;

NOW, THEREFORE, the parties hereto agree as follows:

Article I. Certain Definitions

“Additional Shares” shall have the meaning set forth in Section 2.01(d)(ii).

“Adjusted Advance Amount” shall have the meaning set forth in Section 2.01(d)(i).

“Advance” shall mean any sale and issuance of Advance Shares by the Company to the Investors pursuant to Article II hereof.

“Advance Date” shall mean the first Trading Day after expiration of the applicable Pricing Period for each Advance.

“Advance Notice” shall mean a written notice in the form of Exhibit A attached hereto to the Investors executed by an officer of the Company and setting forth the number of Advance Shares that the Company desires to sell and issue to the Investors.

“Advance Notice Date” shall mean each date the Company is deemed to have delivered (in accordance with Section 2.01(b) of this Agreement) an Advance Notice to the Investors, subject to the terms of this Agreement.

“Advance Shares” shall mean the shares of Ordinary Shares that the Company shall sell and issue to the Investors hereunder pursuant to an Advance, taking into account any adjustments in accordance with Section 2.01.

“Affiliate” shall have the meaning as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder.

“Agreement” shall have the meaning set forth in the preamble of this Agreement.

“Applicable Laws” shall mean all applicable laws, statutes, rules, regulations, orders, executive orders, directives, policies, guidelines and codes having the force of law, whether local, national, or international, as amended from time to time, including without limitation (i) all applicable laws that relate to money laundering, terrorist financing, financial record keeping and reporting, (ii) all applicable laws that relate to anti-bribery, anti-corruption, books and records and internal controls, including the United States Foreign Corrupt Practices Act of 1977, and (iii) any Sanctions laws.

“Average Price” shall mean a price per Share equal to the quotient obtained by dividing (i) the aggregate gross purchase price paid by the Investors for all Shares purchased pursuant to this Agreement, by (ii) the aggregate number of Shares sold and issued pursuant to this Agreement.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Laws to close.

“Closing” shall have the meaning set forth in Section 2.02.

“Commitment Amount” shall mean $32,625,000 of Ordinary Shares.

“Commitment Period” shall mean the period commencing on the Effective Date and expiring upon the date of termination of this Agreement in accordance with Section 8.01.

“Ordinary Shares” shall have the meaning set forth in the recitals of this Agreement. “Company” shall have the meaning set forth in the preamble of this Agreement. “Consultant Investors” shall have the meaning set forth in the recitals of this Agreement.

“Daily Traded Amount” shall mean the daily trading volume of the Company’s Ordinary Shares on the Principal Market during regular trading hours as reported by Bloomberg L.P.

“Effective Date” shall mean the date hereof.

“Exchange Act” shall mean the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Excluded Day” shall have the meaning set forth in Section 2.01(d)(i).

“F-1 Registration Statement” shall mean the registration statement on Form F-1 to be filed by the Company with the SEC registering the Shares for resale, as such registration statement may be amended or supplemented from time to time.

“Indemnified Liabilities” shall have the meaning set forth in Section 5.01.

“Investors” shall have the meaning set forth in the preamble of this Agreement.

“Lead Investor” shall mean Constantinople Limited, or such other Investor designated by the Investors to act on their behalf.

“Market Price” shall mean the lowest of the daily VWAPs of the Ordinary Shares during the relevant Pricing Period, other than the daily VWAP on any Excluded Days.

“Material Outside Event” shall mean any significant development that could materially affect the accuracy, legality, or effectiveness of the Company’s registration statement or related prospectus, or impact the tradability of its shares. This includes events such as regulatory requests for additional information or amendments by the SEC or other authorities, the issuance or threat of a stop order suspending the registration statement, suspension of the qualification of the shares for sale in any jurisdiction, the discovery of material misstatements or omissions in the registration documents, a determination that a post-effective amendment is required, the delisting of the Company’s shares from the principal market, or the Company’s failure to timely file required reports under the Exchange Act. Upon the occurrence of any such event, the Company must promptly notify the Investor and suspend any pending or future share issuances under the agreement.

“Maximum Advance Amount” in respect of each Advance Notice means an amount equal to one hundred percent of the average of the Daily Traded Amount during the five Trading Days immediately preceding an Advance Notice.

“Minimum Acceptable Price” or “MAP” shall mean the minimum price per share of Ordinary Shares notified by the Company to the Investors in each Advance Notice, if applicable.

“Ownership Limitation” shall have the meaning set forth in Section 2.01(c)(i).

“Person” shall mean an individual, a corporation, a partnership, a limited liability company, a trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Pricing Period” shall mean the three consecutive Trading Days commencing on the Advance Notice Date.

“Principal Market” shall mean the NASDAQ Global Market, NASDAQ Global Select Market, NASDAQ Capital Market, New York Stock Exchange, or NYSE American, as applicable, or any successor market or exchange on which the Ordinary Shares is then listed or traded.

“Prospectus” shall mean any prospectus (including, without limitation, all amendments and supplements thereto) used by the Company in connection with a Registration Statement.

“Registrable Securities” shall mean (i) the Shares, and (ii) any securities issued or issuable with respect to any of the foregoing by way of share dividend or share split or in connection with a combination or consolidation of shares, recapitalization, merger, consolidation or other reorganization or otherwise.

“Registration Limitation” shall have the meaning set forth in Section 2.01(c)(ii).

“Registration Statement” shall mean the F-1 Registration Statement and any other registration statement filed by the Company with the SEC for the registration of the resale of the Registrable Securities under the Securities Act.

“Sanctions” shall mean any economic or financial sanctions or trade restrictions administered or enforced by the U.S. Department of the Treasury’s Office of Foreign Assets Control (OFAC), the United Nations Security Council, the European Union, or His Majesty’s Treasury of the United Kingdom, including but not limited to those appearing on OFAC’s Specially Designated Nationals and Blocked Persons List and OFAC’s Foreign Sanctions Evaders List. These Sanctions prohibit dealings with certain individuals, entities, or jurisdictions. The Company represents that neither it nor any of its Subsidiaries, directors, officers, or controlled Affiliates is a sanctioned person or 50 percent or more owned or controlled by one, nor are they organized or resident in any country or territory subject to comprehensive Sanctions, such as Crimea, Donetsk, Luhansk, Cuba, Iran, North Korea, or Syria. The Company further confirms that it has not engaged in, and will not engage in, any dealings that would violate applicable Sanctions, and it will not use proceeds from the sale of Advance Shares in a manner that would result in such a violation.

“Securities Act” shall have the meaning set forth in the recitals of this Agreement.

“Settlement Document” shall have the meaning set forth in Section 2.02(a).

“Shares” shall mean the Advance Shares.

“Subsidiaries” shall mean any “significant subsidiary” (as defined in Article 1, Rule 1-02 of Regulation S-X under the Exchange Act).

“Total Price” shall mean the total price payable for the Advance Shares to be sold and issued under each Advance, being (a) in respect of each Advance without any Excluded Days, 97.5% of the Market Price multiplied by the total number of Advance Shares to be sold and issued under such Advance; or (b) in respect of each Advance with any Excluded Day(s) (i) 97.5% of the Market Price multiplied by the Adjusted Advance Amount; plus (ii) where such Advance Amount includes Additional Shares, 97.5% of the MAP in effect with respect to such Advance Notice multiplied by the total number of Additional Shares.

“Trading Day” shall mean any day during which the Principal Market shall be open for business.

“Transaction Documents” shall have the meaning set forth in Section 4.02.

“VWAP” shall mean for any Trading Day, the daily volume weighted average price of the Ordinary Shares for such Trading Day on the Principal Market during regular trading hours as reported by Bloomberg L.P.

Article II. Advances

Section 2.01 Advances; Mechanics

Upon the terms and subject to the conditions of this Agreement, during the Commitment Period, the Company, at its sole discretion, shall have the right, but not the obligation, to sell and issue to the Investors, and the Investors shall have the obligation to purchase, Advance Shares by the delivery to the Lead Investor (acting on behalf of all Investors) of Advance Notices on the following terms:

(a) Advance Notice. At any time during the Commitment Period the Company may require the Investors to purchase Advance Shares by delivering an Advance Notice to the Lead Investor, subject to the satisfaction or waiver by the Investors of the conditions set forth in Section 7.01, and in accordance with the following provisions:

(i) The Company shall, in its sole discretion, select the number of Advance Shares, not to exceed the Maximum Advance Amount, it desires to sell and issue to the Investors in each Advance Notice and the time it desires to deliver each Advance Notice.

(ii) There shall be no mandatory minimum Advances and no non-usage fee for not utilizing the Commitment Amount or any part thereof.

(b) Date of Delivery of Advance Notice. Advance Notices shall be delivered in accordance with the instructions set forth on the bottom of Exhibit A attached hereto. An Advance Notice shall be deemed delivered on (i) the day it is received by the Lead Investor if such notice is received by email at or before 9:00 a.m. Eastern Time (or later if waived by the Lead Investor in its sole discretion), or (ii) the immediately succeeding day if it is received by email after 9:00 a.m. Eastern Time.

(c) Advance Limitations. Regardless of the number of Advance Shares requested by the Company in the Advance Notice, the final number of Shares to be sold and issued pursuant to an Advance Notice shall be reduced (if at all) in accordance with each of the following limitations:

(i) Share Count Notification. Upon the written request of any Investor, the Company shall promptly confirm in writing to such Investor the number of shares of Ordinary Shares then outstanding.

(ii) Registration Limitation. In no event shall an Advance exceed the number of shares of Ordinary Shares registered under the F-1 Registration Statement then in effect (the “Registration Limitation”).

(iii) Reserved.

(d) Minimum Acceptable Price.

(i) With respect to each Advance Notice, the Company may notify the Investors of the MAP by indicating a MAP on such Advance Notice. Each Trading Day during a Pricing Period for which the VWAP is below the MAP or there is no VWAP (each such day, an “Excluded Day”), shall result in an automatic reduction to the number of Advance Shares by one third (the “Adjusted Advance Amount”).

(ii) The total Advance Shares in respect of each Advance with any Excluded Day(s) may be increased by Additional Shares equal to the number of shares sold by the Investors on such Excluded Day(s), with the purchase price per Additional Share equal to the MAP multiplied by 97.5%.

(e) Unconditional Contract. Upon the Lead Investor’s receipt of a valid Advance Notice from the Company, the parties shall be deemed to have entered into an unconditional contract for the sale and issuance of Advance Shares pursuant to such Advance Notice.

Section 2.02 Closings

The closing of each Advance (“Closing”) shall take place as soon as practicable on or after each Advance Date. The Total Price shall be determined based on the daily prices during the Pricing Period.

(a) On each Advance Date, the Lead Investor shall deliver to the Company a Settlement Document setting forth the final number of Advance Shares, the Market Price, the Total Price, and any Additional Shares.

(b) Promptly after the Company’s confirmation of the Settlement Document, the Investors shall wire transfer the Total Price to the Company.

(c) Promptly following receipt of the wire transfer, the Company will issue the Advance Shares to the Investors in the proportions set forth on Schedule A.

Article III. Representations and Warranties of the Investors

Each Investor represents and warrants to the Company, as of the date hereof, each Advance Notice Date and each Advance Date:

Section 3.01 Organization and Authorization

Each Investor is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has the requisite power and authority to enter into and perform its obligations under this Agreement.

Section 3.02 [Reserved]

Intentionally omitted.

Section 3.03 Investment Purpose

Each Investor is purchasing the Shares for its own account, for investment purposes and not with a view towards public sale or distribution, except pursuant to sales registered under the Securities Act or pursuant to an applicable exemption.

Section 3.04 Consultant Relationship

The Consultant Investors acknowledge that they are providing advisory services to the Company in connection with this transaction and related strategic initiatives, including the development of the Company’s cryptocurrency and digital asset reserve strategy.

Section 3.05 No Prior Short Sales

No Investor has engaged in any short sale of the Ordinary Shares prior to the date of this Agreement.

Article IV. Representations and Warranties of the Company

The Company represents and warrants to the Investors that:

Section 4.01 Organization and Qualification

Rectitude Holdings Ltd. is a corporation duly organized, validly existing and in good standing under the laws of the Cayman Islands.

Section 4.02 Authorization

The Company has the requisite corporate power and authority to enter into this Agreement and to issue the Shares in accordance with the terms hereof.

Section 4.03 F-1 Registration Statement Condition

The Company acknowledges that this Agreement and the Investors’ obligations hereunder are expressly conditioned upon the Company filing and having declared effective by the SEC the F-1 Registration Statement registering the Shares for resale.

Section 4.04 Capitalization

As of the date hereof, the Company has 14,500,000 shares of Ordinary Shares outstanding.

Article V. Indemnification

Section 5.01 Indemnification by the Company

The Company shall indemnify and hold harmless the Investors and their respective officers, directors, employees, agents and controlling persons from and against any losses, claims, damages or liabilities arising out of (a) any untrue statement or omission of material fact in the Registration Statement or Prospectus, (b) any material breach of the Company’s representations, warranties or covenants, or (c) any violation of securities laws in connection with the offer or sale of the Shares.

Section 5.02 Indemnification by the Investors

Each Investor shall indemnify the Company from and against any losses arising out of (a) any untrue statement or omission provided by such Investor for inclusion in the Registration Statement, (b) any material breach of such Investor’s representations, warranties or covenants, or (c) any violation of securities laws by such Investor in connection with the resale of Shares.

Article VI. Covenants

Section 6.01 F-1 Registration Statement

(a) Filing Requirement. The Company shall use its best efforts to file the F-1 Registration Statement with the SEC and have such registration statement declared effective.

(b) Maintaining Effectiveness. The Company shall maintain the effectiveness of the F-1 Registration Statement during the Commitment Period.

Section 6.02 Use of Proceeds

The proceeds from the sale of the Shares by the Company to the Investor shall be used by the Company for general corporate purposes, which may include the acquisition and long-term holding of digital assets, including bitcoin, as part of a strategic treasury reserve policy.

Article VII. Conditions Precedent

Section 7.01 Conditions Precedent to Advances

The Company’s right to deliver Advance Notices and the Investors’ obligations are subject to:

(a) The F-1 Registration Statement being declared effective by the SEC; (b) The accuracy of the Company’s representations and warranties; (c) The Company’s compliance with its covenants; (d) No Material Outside Event occurring; (e) The Ordinary Shares being approved for trading on the Principal Market.

Article VIII. Termination Section 8.01 Termination

This Agreement shall automatically terminate on the earliest of: (a) forty five (45) days after the Effective Date; (b) The purchase of Shares equal to the Commitment Amount; (c) Mutual written consent of the parties; (d) Termination by the Company upon three Business Days’ notice (if no outstanding Advance Notices) (e) Termination by the Investors upon seven Business Days’ notice, provided that no such termination shall affect any rights or obligations that have accrued prior to the effective date of such termination.

Article IX. Miscellaneous Section 9.01 Governing Law

This Agreement shall be governed by the laws of the State of New York and the parties agree to the exclusive jurisdiction of the state and federal courts located in New York County, New York.

Section 9.02 Investor Non-Commitment

Notwithstanding anything to the contrary in this Agreement or any related document, the Company acknowledges and agrees that no Investor, including any Consultant Investor, shall have any obligation or liability to purchase, subscribe for, or otherwise acquire any Ordinary Shares unless and until the Company has filed a Registration Statement on Form F-1 with the U.S. Securities and Exchange Commission, such Registration Statement has been declared effective, and the Company has delivered a valid Advance Notice that has been accepted by the relevant Investor in accordance with the terms of this Agreement. Until such conditions are satisfied, all references to any “Commitment Amount” shall be interpreted as indicative maximums only and not as binding or enforceable purchase obligations. The Company further agrees that no Investor shall be liable for any losses, damages, or claims arising from the Company’s failure to file or obtain effectiveness of the Registration Statement, or to consummate any transaction contemplated herein, and nothing in this Agreement shall be construed as creating any underwriting, guarantee, or firm commitment on the part of any Investor prior to the conditions above being satisfied.

Section 9.03 Schedule A

The identities of the Investors, and designation as Consultant Investors are set forth on Schedule A attached hereto and incorporated herein by reference.

Section 9.04 Lead Investor

The Lead Investor is authorized to act on behalf of all Investors for purposes of receiving Advance Notices, delivering Settlement Documents, and other communications under this Agreement, except that each Investor shall be responsible for its own payment obligations and shall receive its allocated portion of Shares directly.

Section 9.05 Counterparts

This Agreement may be executed in identical counterparts, both which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party. Facsimile or other electronically scanned and delivered signatures (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com), including by e-mail attachment, shall be deemed to have been duly and validly delivered and be valid and effective for all purposes of this Agreement.

Section 9.06 Entire Agreement; Amendments

This Agreement supersedes all other prior oral or written agreements between the Investor, the Company, their respective Affiliates and persons acting on their behalf with respect to the matters discussed herein, and this Agreement contains the entire understanding of the parties with respect to the matters covered herein and, except as specifically set forth herein, neither the Company nor the Investor makes any representation, warranty, covenant or undertaking with respect to such matters. No provision of this Agreement may be waived or amended other than by an instrument in writing signed by the parties to this Agreement.

Section 9.07 Reporting Entity for the Ordinary Shares

The reporting entity relied upon for the determination of the trading price or trading volume of the Ordinary Shares on any given Trading Day for the purposes of this Agreement shall be Bloomberg, L.P. or any successor thereto. The written mutual consent of the Investor and the Company shall be required to employ any other reporting entity.

Section 9.08 Fees

Each of the parties shall pay its own fees and expenses (including the fees of any attorneys, accountants, appraisers or others engaged by such party) in connection with this Agreement and the transactions contemplated hereby,

Section 9.09 Brokerage

Each of the parties hereto represents that it has had no dealings in connection with this transaction with any finder or broker who will demand payment of any fee or commission from the other party. The Company on the one hand, and the Investor, on the other hand, agree to indemnify the other against and hold the other harmless from any and all liabilities to any person claiming brokerage commissions or finder’s fees on account of services purported to have been rendered on behalf of the indemnifying party in connection with this Agreement or the transactions contemplated hereby.

IN WITNESS WHEREOF, the parties hereto have caused this Standby Equity Purchase Agreement to be executed by their respective duly authorized representatives as of the date first above written.

[Signature blocks for Company and each Investor would follow on the next page]

RECTITUDE HOLDINGS LTD
(a company incorporated under the laws of the Cayman Islands

By:	/s/ Zhang Jian
Name:	Zhang Jian
Title:	CEO

Date: 25 August 2025

Lead Investor

CONSTANTINOPLE LIMITED
(a British Virgin Islands Company)

By:	/s/ Tian Jia
Name:	Tian Jia
Title:	Director

Date: 25 August 2025

Investor

By:	/s/ Chen Zhiqiang
Name:	Chen Zhiqiang

Date: 25 August 2025

SCHEDULE A – INVESTORS

Investor Name	Address
Constantinople Limited	Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands
Chen Zhiqiang	No. 66, Donghuangchenggen South Street, Dongcheng District, Beijing, China

Lead Investor: Constantinople Limited

EXHIBIT A

ADVANCE NOTICE

RECTITUDE HOLDINGS LTD

Dated:	Advance Notice Number:

The undersigned,                                , hereby certifies, with respect to the sale of Ordinary Shares of Rectitude Holdings Ltd (the “Company”) issuable in connection with this Advance Notice, delivered pursuant to that certain Standby Equity Subscription Agreement, dated as of 25 August 2025 (the “Agreement”), as follows (with capitalized terms used herein without definition having the same meanings as given to them in the Agreement):

1.	The undersigned is the duly appointed of the Company.

2. There are no fundamental changes to the information set forth in the Registration Statement which would require the Company to file a post-effective amendment to the Registration Statement.

3. The Company has performed in all material respects all covenants and agreements to be performed by the Company contained in the Agreement on or prior to the Advance Notice Date. All conditions to the delivery of this Advance Notice are satisfied as of the date hereof.

4.	The number of Advance Shares the Company is requesting is

5. The Minimum Acceptable Price with respect to this Advance Notice is (if left blank then no Minimum Acceptable Price will be applicable to this Advance).

6.	The number of Ordinary Shares issued in the capital of the Company as of the date hereof is

.

The undersigned has executed this Advance Notice for and on behalf of the Company as of the date first set forth above.

RECTITUDE HOLDINGS LTD

(Company Registration No                    )

By:

Please deliver this Advance Notice by email to: Email:

Attention:
Confirmation Telephone Number:

EXHIBIT B

FORM OF SETTLEMENT DOCUMENT

VIA EMAIL

RECTITUDE HOLDINGS LTD

Attn:	Zhang Jian

Email:	zhikai@rectitude.com.sg

Below please find the settlement information with respect to the Advance Notice Date of:

1.	Number of Ordinary Shares requested in the Advance Notice

2.	Minimum Acceptable Price for this Advance (if any)

3.	Number of Excluded Days (if any)

4.	Adjusted Advance Amount (if applicable)

5.	Market Price

6.	Number of Advance Shares (excluding Additional Shares, where applicable) due to the Investor

7.	Total amount to be paid to Company for the Advance Shares (excluding Additional Shares, where applicable) (row 5 × 97.5% × row 6)

If there were any Excluded Days then add the following

Number of Additional Shares to be issued to the Investor

Additional Amount to be paid to the Company by the Investor (Additional Shares in row 8 × Minimum Acceptable Price × 97.5%)

Total Price (Total amount in row 7 + Additional Amount in row 9)

Total Advance Shares to be issued to the Investor (Advance Shares (excluding Additional Shares, where applicable) due to the Investor in row 6 + Additional Shares in row 8)

Please issue the total number of Advance Shares due to the Investor to the account of the Investor as follows:

INVESTOR’S DTC PARTICIPANT #:

ACCOUNT NAME:

ACCOUNT NUMBER:

ADDRESS:

CITY:

COUNTRY:

CONTACT PERSON:

NUMBER AND/OR EMAIL:
Sincerely,

Agreed and approved	Zhang Jian

By Rectitude Holdings Ltd

Name:
Title: